UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

CB BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

124785 10 6

(CUSIP Number)

Central Pacific Financial Corp.

220 South King Street
Honolulu, HI  96813
Attn:  Neal Kanda
(808) 544-0622

With copy to:

Alison S. Ressler, Esq.

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124785 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Central Pacific Financial Corp. IRS Identification No. Of Above Person: 99-0212597

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Hawaii

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,615 (2.25%)

	8.	Shared Voting Power 295,587* (6.81%)

	9.	Sole Dispositive Power 97,615 (2.25%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,202*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%*

14.	Type of Reporting Person (See Instructions) CO

*383,090 shares of CB Bancshares, Inc. (the “Issuer”) common stock are subject to a voting agreement dated April 16, 2003 (“Voting Agreement”) entered into between CPB Inc. (predecessor in name to Central Pacific Financial Corp. (“CPF”) and TON Finance, B.V. (“TON”) in connection with a merger proposal made by CPF.  In accordance with the Voting Agreement, TON shall vote 295,587 shares without restriction in accordance with the terms of the Voting Agreement; the remaining 87,503 shares may be voted in TON’s discretion until such time as the shareholders of the Issuer approve CPF’s acquisition of more than a specified percentage of the Issuer’s stock under the Hawaii Control Share Acquisitions Statute. CPF expressly disclaims any beneficial ownership of any shares of the Issuer common stock covered by the Voting Agreement, and further disclaims any shared voting power with respect to the 87,503 shares discussed above.  Based on the number of shares of the Issuer common stock outstanding as of January 31, 2004 (as reported by the Issuer in an Annual Report on Form 10-K for the year ended December 31, 2003), the shares for which CPF may be deemed to share voting power represent 6.81% of the outstanding shares of common stock of the Issuer.  The filing of this Schedule 13D shall not be construed as an admission by CPF that it is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other federal or state law, the beneficial owner of the shares that are subject to the Voting Agreement.

Introduction.

This Amendment No. 4 amends and supplements the Schedule 13D, dated April 25, 2003, Amendment No. 1 dated May 5, 2003, Amendment No. 2 dated May 20, 2003 and Amendment No. 3 dated May 22, 2003 (collectively, the “Schedule 13D”), filed with the Securities and Exchange Commission by Central Pacific Financial Corp. (“CPF”), with respect to the Common Stock, par value $1.00 per share, of CB Bancshares, Inc. (the “Issuer”).  The address of Issuer’s principal executive offices is 201 Merchant Street, Honolulu, Hawaii 96813.  Unless as otherwise indicated capitalized terms used herein but not defined herein shall have the same meaning as those set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4(a)-(b) is amended by adding the following:

On March 14, 2004, CPF delivered a letter to Issuer setting forth a new offer for a business combination between Issuer and CPF.  The terms of the new offer letter provide for a per share consideration of 2.4 shares of CPF common stock and $22.27 in cash, dated March 12, 2004, per share of Issuer common stock.  The offer will expire on April 15, 2004.  A copy of the letter, dated March 12, 2004, is attached as Exhibit N hereto.

On March 15, 2004, CPF also issued a press release discussing the new offer and the letter from CPF to Issuer dated March 12, 2004. A copy of the March 15, 2004 press release is attached as Exhibit O hereto.

Item 7.	Material to Be Filed as Exhibits
Item 7 is amended by adding the following: Exhibit N: Letter from CPF to the Issuer dated March 12, 2004 Exhibit O: Press release of CPF dated March 15, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Central Pacific Financial Corp.

Dated: March 15, 2004	By:	/s/ Neal Kanda
Neal Kanda Signature
Vice President and Treasurer
Name/Title

Attention: Intentional misstatements or ommissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A	Directors and Executive Officers of CPF*

Exhibit B	Press Release of CPB dated April 16, 2003, including Letter from CPB to the Issuer dated April 15, 2003*

Exhibit C	Voting Agreement between CPB and TON, dated as of April 16, 2003*

Exhibit D	Schedule of Transactions in the Shares of the Issuer*

Exhibit E	Item 2 Information for TON*

Exhibit F	CPF Information Statement Pursuant to Hawaii Law* (dated April 28, 2003)

Exhibit G	Press Release of CPF dated April 28, 2003*

Exhibit H	Press Release of CPF dated May 1, 2003*

Exhibit I	Press Release of CPF dated May 5, 2003*

Exhibit J	Press Release of CPF dated April 30, 2003*

Exhibit K	Press Release of CPF dated May 9, 2003*

Exhibit L	CPF Information Statement Pursuant to Hawaii Law (dated May 9, 2003)*

Exhibit M	Letter Dated May 13, 2003 from CPF to TON*

Exhibit N	Letter from CPF to the Issuer dated March 12, 2004

Exhibit O	Press Release of CPF dated March 15, 2004

* Previously provided.